Exhibit 23.1

INDEPENDENT REGISTERED ACCOUNTING FIRM CONSENT

We consent to the use in this Registration Statement on Form S-1 (Amendment No. 7) for InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc. and Subsidiaries) (the "Company") of our report dated April 10, 2012, except for Note 2, as to which the date is March 22, 2013, relating to the consolidated balance sheet of the Company as of December 31, 2011, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern. Our report also makes reference to the financial statements having been restated to give effect to the correction of accounting errors. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Sherb & Co., LLP
Sherb & Co., LLP Boca Raton, FL September 10, 2013